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Exhibit 12.1

VISANT HOLDING CORP. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (UNAUDITED)

	(Successor)								Jostens, Inc. (Predecessor)
	Six Months Ended
								Five Months 2003	Seven Months 2003
	July 1, 2006		July 2, 2005		2005		2004				2002		2001
	Dollars in thousands
Earnings
Income (loss) from continuing operations before income taxes	$109,072		$79,388		$58,070		$(156,773)	$(79,383)	$17,900		$56,875		$39,178
Interest expense (excluding capitalized interest)	70,586		61,672		126,088		160,534	67,803	32,083		68,220		78,944
Portion of rent expense under long-term operating leases representative of an interest factor	1,569		1,323		2,762		2,631	867	640		1,111		994

Total earnings (loss)	$181,227		$142,383		$186,920		$6,392	$(10,713)	$50,623		$126,206		$119,116

Fixed charges
Interest expense (including capitalized interest)	$70,586		$61,672		$126,088		$160,534	$67,803	$32,083		$68,220		$78,944
Portion of rent expense under long-term operating leases representative of an interest factor	1,569		1,323		2,762		2,631	867	640		1,111		994

Total fixed charges	$72,155		$62,995		$128,850		$163,165	$68,670	$32,723		$69,331		$79,938

Ratio of earnings to fixed charges (1)	2.5	x	2.3	x	1.5	x	—	—	1.5	x	1.8	x	1.5	x

(1)
For 2004 and the successor period in 2003, earnings did not cover fixed charges by $156.8 million and $79.4 million, respectively.

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VISANT HOLDING CORP. AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (UNAUDITED)